Exhibit 99.2

VERMILION ENERGY INC. REPORT OF VOTINGRESULTS

(SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on May 7, 2025. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 19, 2025 (the "Information Circular") available on Sedar+ at www.sedarplus.ca.

An aggregate of 77,221,704 common shares of Vermilion (being 50.03% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number (#)	Percent (%)	Number (#)	Percent (%)
76,053,790	98.49%	1,166,014	1.51%

2.	Ordinary resolution to approve the election of the following eight nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Nominee Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Myron M. Stadnyk	55,601,819	96.06%	2,279,244	3.94%
Dion Hatcher	55,425,557	95.76%	2,455,507	4.24%
James J. Kleckner Jr.	55,225,595	95.41%	2,655,468	4.59%
Carin S. Knickel	55,492,197	95.87%	2,388,867	4.13%
Stephen P. Larke	55,043,866	95.10%	2,837,198	4.90%
William B. Roby	55,499,420	95.89%	2,381,644	4.11%
Manjit K. Sharma	54,749,114	94.59%	3,131,950	5.41%
Judy A. Steele	55,518,916	95.92%	2,362,148	4.08%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

	Votes For		Votes Withheld
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Appointment of Auditors	74,972,548	97.09%	2,247,258	2.91%

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

	Votes For		Votes Against
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Executive Compensation	54,616,668	94.36%	3,263,278	5.64%

5.	Ordinary resolution to approve the unallocated entitlements under the Omnibus Incentive Plan.

	Votes For		Votes Against
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Omnibus Incentive Plan	54,250,955	93.73%	3,628,991	6.27%